     As Filed with the Securities and Exchange Commission on August 22, 2000
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 3
                                (Final Amendment)

                           BANKATLANTIC BANCORP, INC.
                              (Name of the Issuer)

                           BANKATLANTIC BANCORP, INC.
                            BFC FINANCIAL CORPORATION
                                  BBC SUB, INC.
                                  ALAN B. LEVAN
                                  JOHN E. ABDO
                      (Name of Person(s) Filing Statement)

                 Class B Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    065908105
                      (CUSIP Number of Class of Securities)

                                  Alan B. Levan
                             Chief Executive Officer
                           BankAtlantic Bancorp, Inc.
                           1750 East Sunrise Boulevard
                         Fort Lauderdale, Florida 33304
                                 (954) 760-5000
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                  Please send copies of all communications to:

                             Alison W. Miller, Esq.
            Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
                       150 West Flagler Street, Suite 2200
                              Miami, Florida 33130

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

         Transaction Valuation*                    Amount of Filing Fee
         ----------------------                    --------------------

              $39,581,160                               $7,916.23

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 6,596,860 shares of Class B Common Stock of BankAtlantic Bancorp, Inc. (which includes 4,954,022 currently outstanding shares of Class B Common Stock and 1,642,838 Options to acquire Class B Common Stock) at $6.00 per share in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the maximum number of shares proposed to be purchased as described in the proxy statement.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)  Amount Previously Paid:  $7,916.23
     2)  Form or Registration No.: SCHEDULE 13E-3, FILE NO. 5-43699
     3)  Filing Party:  BANKATLANTIC BANCORP, INC
     4)  Date Filed:  APRIL 10, 2000

                                  INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Statement") is being filed pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, by BankAtlantic Bancorp, Inc., a Florida corporation (the "Company") and the issuer of the class of equity securities that is the subject of the transaction, BFC Financial Corporation, a Florida corporation ("BFC"), BBC Sub, Inc., a Florida corporation and the Company's wholly-owned subsidiary ("BBC Sub"), Alan B. Levan and John E. Abdo, and relates to the merger of BBC Sub with and into the Company (the "Merger"). This Amendment is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Statement to report the results of the Merger.

The Merger was approved on August 17, 2000 by the holders of a majority of the outstanding shares of each of the Company's Class A Common Stock (the "Class A Common Stock") and Class B Common Stock (the "Class B Common Stock"), voting as separate voting groups. The Merger was consummated on August 18, 2000. As a result of the Merger, each publicly-held share of Class B Common Stock was converted into the right to receive $6.00 in cash per share. Each share of Class A Common Stock remains outstanding as one share of Class A Common Stock of the Company as the surviving corporation in the Merger.

The Merger resulted in the redemption and retirement of all outstanding shares of Class B Common Stock other than shares held by BFC. The listing and trading of the Class B Common Stock on the Nasdaq National Market ceased as of the close of business on August 18, 2000 and the Company filed a Form 15 with the Securities and Exchange Commission terminating the registration of the Class B Common Stock under the Exchange Act. However, the Class A Common Stock continues to be (i) listed and traded on the New York Stock Exchange and (ii) registered under the Exchange Act.

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       BANKATLANTIC BANCORP, INC.



                                       By: /s/ Alan B. Levan
                                           -------------------------------------
                                       Name: Alan B. Levan
                                             -----------------------------------
                                       Title: Chairman & Chief Executive Officer
                                              ----------------------------------
                                       Date: August 22, 2000
                                             -----------------------------------



                                       BFC FINANCIAL CORPORATION



                                       By: /s/ Alan B. Levan
                                           -------------------------------------
                                       Name: Alan B. Levan
                                             -----------------------------------
                                       Title: Chairman & Chief Executive Officer
                                              ----------------------------------
                                       Date: August 22, 2000
                                             -----------------------------------



                                       BBC SUB, INC.



                                       By: /s/ Alan B. Levan
                                           -------------------------------------
                                       Name: Alan B. Levan
                                             -----------------------------------
                                       Title: President
                                              ----------------------------------
                                       Date: August 22, 2000
                                             -----------------------------------



                                       ALAN B. LEVAN




                                       /s/ Alan B. Levan
                                       -------------------------------------
                                       Date: August 22, 2000



                                       JOHN E. ABDO

                                       /s/ John E. Abdo
                                       -----------------------------------------
                                       Date: August 22, 2000